UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

April 21, 2025
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This Investment Committee ("IC") Memo includes projections and forward-looking information that represent the Manager's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the Manager's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

Micros II is the second cluster of ten (10) 75 kW (AC) ground mounted solar installations to be located in the mountain region of Rio de Janeiro ("Project"). The Project will be connected to the local distribution grid.
These solar plants will be rented to a consortium of residential and commercial Subscribers for 25 years. The Project has signed a Project Rental Contract, a Land Lease, and a Construction Contract.

The Company intends to invest $604,306.00 USD (R$3,548,156.00 BRL) at a projected IRR of 18.74% in USD (see Financial Summary below).

Key Information

General Information

Project Owner	Energea Portfolio 2 LLC (d.b.a. Community Solar in Brazil)
Project Location	Rio de Janeiro, Brasil
Technology	Fixed Tilt Ground Mounted Solar
System Size (AC/DC)	750 kW AC / 993 kW DC
Estimated Year 1 Production	1,620 MWhs total (162 MWhs per array)
Land Status	Land Lease
Project Status	Under Construction
Useful Equipment Life (Years)	25 years

Stakeholders

SPE Name	Energea Micros II LTDA.
SPE Registered Office	Rua Barao de Jaguaripe 00280, Ipanema, Rio De Janeiro, RJ
SPE CNPJ	57.314.210/0001-71
Offtaker	Consórcio de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	Sollarys Eco Energy Ltda. ("Sollarys")
EPC Contractor CNPJ	48.176.015/0001-31
O&M Contractor	Energea Brazil
O&M Contractor CNPJ	41.161.846/0001-90

Uses of Capital*

	BRL	USD
Project Hard Costs	R$ 3,270,000.00	$560,563.00
Project Soft Costs	R$ 237,185.00	$40,663.00
Pre-COD OpEx	R$ 40,970.00	$3,080.00
Total Project Financing	R$ 3,548,156.00	$604,306.00
Projected IRR	18.74%
*Actual BRL/USD will vary with currency exchange rates during construction.

Technical Summary

Site

Paty do Alferes is a municipality located in the state of Rio de Janeiro, Brazil. Nestled in the Centro-Sul Fluminense region, it covers an area of approximately 319 square kilometers and sits at an elevation of 610 meters above sea level with a local population of around 28,000 residents. The town's history dates back to the early 18th century when Garcia Rodrigues Pais established the Caminho Novo, a route connecting the mining regions of Minas Gerais to the port of Rio de Janeiro. This development spurred the settlement of the area, leading to the formation of what is now Paty do Alferes. Paty do Alferes is renowned for its rich cultural traditions and vibrant festivals.

The Land Lease Agreements were secured by EcoGrid during the development stage of the Project. Once construction commences, the SPE will enter into a long-term Land Lease Agreement with the Landowners to secure the land. The lease payments adjust on each anniversary of the signature date according to the Brazilian consumer price index ("IPCA").

Design

Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	Trina Solar VertexN TSM-NEG 710W	1,440	Tier 1 module manufacturer based in China
Inverters	Solis Solis-50K-LV-5G-PRO	10	Tier 1 inverter manufacturer based in China
Racking/Trackers	NTC Somar Skylight Dual-Row Horizontal Single Axis		A leading Brazilian manufacturer of fixed tilt solar racking solutions

Energy Projection

The Project's PVsyst simulation report estimates that the Project has a 50% chance of producing at least 1,473 MWh with a resulting performance ratio of 81.1% during its first year of operation.

The Trina solar Vertex-N modules exhibit minimal degradation over their lifespan, ensuring reliable long-term performance. They are warrantied to experience <1% power loss in the first year of operation and an annual degradation rate of <0.4% thereafter. Compared to P-type modules, the Vertex-N modules are expected to degrade 2.45% less than competing module technologies over a 30-year lifespan. Enhanced resistance to light-induced degradation and elevated temperature-induced degradation further ensures minimal power loss, making them the best choice for the Project.

Interconnection

Micro-Generation power plants within the Light SESA ("Light" or "Utility") electricity supply area must obtain the Parecer de Acesso with the Utility. According to Art. 8° § 6° of the Brazilian Federal Law 14.300/2022 all costs to interconnect Micro-Generation projects are burdened by the Utility, therefore, no extra-costs related to the interconnection are expected for the Project. Each individual array associated with the Project will have a separate Parecer de Acesso, which have all been secured prior to the commencement of construction.

Offtaker

The Offtaker is a consortium of residential and commercial Subscribers. The SPE and the Offtaker will sign a Project Rental Contract, which specifies a term of 25 years from COD, with options to extend through mutual agreement between the parties. Subscribers will be located in Rio de Janeiro, Brazil.

Engineering, Procurement and Construction

The EPC contractor is responsible for delivering a turnkey solar power project, including engineering, procurement, construction and commissioning services. After completing a thorough due diligence review of Sollarys' expertise in constructing solar plants and the company's financial standing, the Manager determined they are capable of installing the Project and signed the Construction Contracts on December 6, 2024. Services include developing detailed civil, electrical and mechanical drawings, and as-built documentation while ensuring compliance with the Manager's Minimum Technical Requirements ("MTR"). The contractor will procure all necessary materials and equipment and perform the civil works, installation of the equipment, closeout and commissioning processes for the Project. Energea will dispatch a site manager to the Project who will monitoring the contractor and ensure quality control throughout the construction phase of the Project. The contractor also provides a Technical Warranty that covers all equipment defects and workmanship issues that arise for 60 months after COD. The first Project's expected COD is April 22, 2025, while the final Project's COD is May 24, 2025.

O&M

Energea Brazil has been selected as the O&M service provider. The team that will be responsible for the Project after COD is comprised of experienced professionals with years of combined solar O&M experience. They are equipped with the latest technology and tools to provide the highest level of service to the Project. This field team is supported by the office staff who will provide 24/7 monitoring, performance verification and general support for all asset management requirements. The O&M Contract include monitoring, reporting, module cleaning, preventative maintenance, landscaping, emergency/corrective maintenance and technical calculations.

Environmental, Social and Community "ESC"

Employees

Energea Micros II places health and safety at the core of its operations, implementing a range of measures to mitigate the risk of accidents or incidents during the work activities. The actions outlined in Table 4 below are specifically designed to protect our O&M employees while performing their duties on-site.

Health and Safety Summary

Safety Measure	Description
Risk Inventory	Tool to identify, eliminate, and/or mitigate risks for all O&M activities.
Emergency Response Plan	Procedures to respond effectively to emergencies and minimize risks to personnel, assets, and the environment.
Preliminary Risk Analysis	Safety guidelines and instructions for each O&M activity, applicable to employees and service providers.
Occupational Health Medical Control Program	Medical examinations (pre-employment and periodic) to evaluate employee fitness for field activities.
Personal Protective Equipment (PPE)	Equipment to protect workers against occupational hazards.
Safety Barriers	Physical barriers installed in Energea's SPEs to isolate risk areas and prevent unauthorized access.
Safety Signage	Mandatory signage installed in the plant:
1. Mandatory use of PPE
2. Risk of electric shock
3. Fire extinguisher
4. Speed limit
5. Construction zone
6. No smoking
7. Emergency evacuation meeting point
Courses and Training	O&M safety traings in compliance with Brazilian standards:
1. NR 10 - Electrical safety
2. NR 10 + SEP - High-voltage systems
3. NR 6 - Use of PPE
4. NR 12 - Machinery operation safety
5. NR 18 - Construction site safety

Environmental

Energea ensures environmental compliance by conducting required studies and securing necessary permits, in coordination with relevant authorities and local consultants.

ESC Related Permits

Permit	Description	Status
Environmental	Issued by the environmental authorities responsible for authorizing and overseeing activities with potential environmental impacts.	In progress
Fire Department Certificate	Issued by the Fire Department confirming compliance with fire safety laws.	In progress

Financial Summary

The projected nominal IRR, in USD, of the Project is 18.74%, with an estimated payback of 5 years and 11 months from the Notice to Proceed ("NTP") date. The projected income statement, cash flow statement and balance sheet through 2033 are shown in Exhibit I.

The baseline projected IRR is calculated assuming a 2% annual devaluation of the BRL against USD and an average Subscriber discount of 13%.
The Project will be rented to the Offtaker. The Offtaker is comprised of many Subscribers who each pay a rental price equal to the amount of kWh produced by the Project that they consume times an energy rate per kWh. The energy rate per kWh is calculated as a fixed discount off the rate they would have otherwise pay to the Utility Company ("Light") for electricity.

Thus, the Project's monthly rental revenue will fluctuate based on Subscriber discount rates and the FX rate (expressed as a devaluation of the BRL against the USD over time). The table below demonstrates the range of potential IRRs resulting from various energy discount and currency devaluation scenarios:

IRR Stress Test

Subscriber Discount	FX Devaluation (%(y/y))
	0.00%	2.50%	5.00%	7.50%	10.00%	12.50%	15.00%
10.00%	20.00%	19.46%	18.96%	18.49%	18.05%	17.62%	17.22%
11.00%	19.44%	18.91%	18.42%	17.96%	17.52%	17.10%	16.70%
12.00%	18.87%	18.36%	17.87%	17.42%	16.98%	16.58%	16.19%
13.00%	18.31%	17.79%	17.32%	16.87%	16.45%	16.04%	15.66%
14.00%	17.73%	17.22%	16.76%	16.31%	15.90%	15.50%	15.13%
15.00%	17.14%	16.65%	16.18%	15.75%	15.34%	14.95%	14.58%
16.00%	16.55%	16.06%	15.60%	15.18%	14.78%	14.40%	14.03%
17.00%	15.95%	15.46%	15.02%	14.60%	14.20%	13.83%	13.47%
18.00%	15.34%	14.86%	14.42%	14.01%	13.62%	13.25%	12.90%
19.00%	14.08%	13.62%	13.19%	12.79%	12.42%	12.07%	11.73%

For example, if the BRL depreciates against the USD by 7.5% every year of the Project's 25-year life, and the Project offers Subscribers a 16% discount against the energy rate charged by the Utility Company (as opposed to the 13% assumption used in the base case IRR projection), the IRR of the Project would be 18.74%.

Capital Expenses ("CAPEX")

The cost to construct the Project has been fixed by contract and is detailed in the table below. Actual costs will be subject to changes in FX during the construction period.

Capital Expenditures Assumptions

	Brazilian Reais (BRL)	US Dollars (USD)

Solar Modules	R$ 780,744.00	$133,746.00
Solar Inverters	R$ 201,285.00	$34,482.00
Mounting Materials	R$ 291,357.00	$49,840.00
Electrical Materials	R$ 220,705.00	$37,769.00
Civil Materials	R$ 25,701.00	$4,395.00
Labor & Accommodations	R$ 1,285,000.00	$220,633.00
Fences	R$ 1,488.00	$255.00
Other Costs	R$ 358,721.00	$61,476.00
Interconnection	R$ 105,000.00	$17,968.00
Total Hard Costs	R$ 3,270,000.00	$560,563.00

Insurance	R$ 79,185.00	$13,589.00
Land Rental	R$ 28,000.00	$4,805.00
Basic Studies and Executive Projects	R$ 130,000.00	$22,269.00
Total Soft Costs	R$ 237,185.00	$40,663.00

Pre-COD OpEx	R$ 40,970.00	$3,080.00

Total CapEx (All-In)	R$ 3,548,156.00	$604,306.00

Revenue

The Project's revenue comes from the Project Rental Contracts between the SPE and the Consortium of Subscribers.

The Project Rental Contracts adjust for annual inflation, which are aligned with changes in Utility Company rates, typically occurring each March. The Utility Company has historically adjusted its rates at a pace higher than IPCA. While the financial model uses the inflation rate of 5.00% as a baseline, Light's cumulative rate adjustments over the past five years (2019-2024) reached 34.54%, outpacing the IPCA's 32.67%. This method of calculating energy rates paid by the Subscribers ensures that the Project's revenue increases as energy rates increase.

Revenue Assumptions

Revenue Contract Term	25 years
Fixed Discount on Credit Value	13.00%
Utility Company Rate	R$ 1,193.94 / MWh
Project's Rate	R$ 763.09 / MWh
Demand Charge (TUSD rate)	R$ 10.68 / kWac
Subscriber Default Rate	2.00%

Operating Expenses ("OPEX")

The model assumes the operating expenses described in the table below. All prices are re-adjusted by IPCA, currently assumed at a 4% annual rate of change.

Operating Expenses Assumptions

Operations & Maintenance	R$ 1,500.00 / month	Paid by SPE
Land of Roof Rental	R$ 7,000.00 / month	Paid by SPE
Insurance (GL & Property)	R$ 1,000.00 / month	Paid by SPE
Banking & FX Fees	R$ 200.00 / month	Paid by SPE
Utilities	R$ 1,500.00 / month	Paid by SPE
Marketing Commission	5.00% of Revenue	Paid by Consortium
Year 1 Monthly OPEX	R$ 16,521.00 / month
*On the energy compensated
**All values readjusted with IPCA annually.

Taxes

Tax Assumptions

Applied Taxes
Total Rental Revenue		R$ 9,156,879.62
Total Service Revenue		R$ 981,614.25
Total Gross Revenue		R$ 10,138,493.87

Presumed profit Taxable Income (32%)		R$ 3,244,318.04

Taxes	Base Rate	Application	$BRL Amount Calculated	Effective Rate on Gross Rev
PIS&COFINS	3.65%	% of Gross Revenue	R$ 370,319.09	3.65%
ISS	5.00%	% of Service Revenue	R$ 49,080.71	0.48%
ICMS**	18.00%	% of Sales Revenue	R$ 0.00	0.00%
IRPJ	10.00%	% of Taxable Income	R$ 1,106,986.59	10.92%
CSLL	9.00%	% of Taxable Income	R$ 292,196.98	2.88%
Total Taxes			R$ 1,818,583.37	17.94%

*All displayed values are sourced from Exhibit I, in BRL, and are projected for the next 10 years
**ICMS is not charged, as these projects do not sell power, only rent the power plant to the consortium of Subscribers.

Legal Summary

Each of the contracts that comprise the Project have been drafted, negotiated and reviewed by the Manager. This section specifically comments on the review of the following contracts:
a)     SPE Social Contract (similar to an Operating Agreement in the U.S.)
b)     Land Lease
c)     Construction Contract

SPE Social Contract Summary

Contract	Social Contract of Energea Micros II Ltda.
Incorporation Date	September 17th, 2024
CNPJ	57.314.210/0001-71
Address	Rua Barao De Jaguaripe 00280 Ipanema, Rio de Janeiro
Structure	Limited Liability Company (Brazilian Limitada)
Quotaholder	Energea Portfolio 2 LLC (100%)
Management	Isabella Vieira Mendonça Vivian Paim Lopes

Land Lease Summary

Contract	Land Lease
Date	In Process
Parties	Energea Micros II Ltda. - Lessor Rosane da Costa Maciel, Sebastião Hudson Filho, Karolayne Maciel Conde, Juarez Rosa de Carvalho, Cesar da Costa Maciel - Lessee
Term	25 years from the signature date
Object	Lease of rural properties in the City of Paty do Alferes, Rio de Janeiro, Brazil
Basic Rent	In Process
Payment Periodicity	Monthly, after a grace period of 150 days from the signature of the lease agreement
Surface Rights	Lessors have the obligation to provide the surface rights deed when requested by Lessee.

Construction Contract Summary

Contract	Engineering, Procurement and Construction Agreement
Date	December 6, 2024
Parties	Sollarys Eco Energy Ltda. ("Contractor") Energea Micros II Ltda. ("Owner")
Object	Contractor shall provide construction engineering drawings, civil works and supply of goods, materials, equipment and services required for the construction, cold commissioning and hot commissioning.
Contract Price	R$340.00,00 per Project site
Warranty Duration
The Technical Warranty Period shall begin with the issuance of the "Certificate of Final Acceptance" and shall remain valid and in full force for a period of 60 months.
Inverter Warranty - 10 years
Trackers - 20 years
Modules - 25 years

Warranty Scope
The Technical Warranty of the Project and Technical Warranty of the equipment will cover all repairs related to defects verified in the Project and the equipment. This covers any and all defects in the design, execution, materials and equipment and its components, parts and accessories and, in its entirety, the continuous operation of the Project according to the characteristics and specifications for which it was designed.

Delay Liquidated Damages	0.1% of the price per day of delay
Governing Law	Brazil
Dispute Resolution
Any and all disputes arising out of the Construction Contract shall be resolved by arbitration, administered by the Center of Arbitration and Mediation of the Brazil-Canada Chamber of Commerce ("CAM-CCBC"), in accordance with its arbitration rules and with Federal Law 9.307/96.

Insurance
The contractor shall carry "Construction All Risks" insurance covering the works, including materials, parts and equipment.
CAR - Insured amount will correspond to 100% of the value of the contract.

Construction General Liability - R$ 340,000.00
Labor Liability Insurance - R$ 300,000.00
Automobile Public Liability - R$ 300,000.00
Transportation Insurance - 100% of the value of the equipment in transit

Documentation Checklist

	Document Name	Status
SPE	Social Contract	Confirmed
	National Registration	Confirmed
	State and Municipal Registration	In Process
Site	Site Photos	Confirmed
	Land Owner Documents	Confirmed
	Property Lease Agreement	Confirmed
Design and Application	Energy Resource Study	Confirmed
	Preliminary Engineering	Confirmed
Interconnection	Parecer de Acesso	Confirmed
	Interconnection Contracts	Confirmed
Permit	Environmental License	Confirmed
Offtaker	Offtaker Credit Analysis	Confirmed
	Revenue Agreement Set	Confirmed
EPC	Construction Set (drawings)	Confirmed
	Signed EPC Agreement	Confirmed
O&M	O&M Agreement	Confirmed
Investment	Project Model	Confirmed

The Investment Committee members have performed the necessary review of the Project and hereby approve the Project for investment by the Company.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 2 LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: April 21, 2025